FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	February 17, 2006	WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com Email
VIA EDGAR SYSTEM		CLIENT/MATTER NUMBER 041754-0118

Ms. Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Synergy Financial Group, Inc. PREN 14A filed by Financial Edge Fund, LP, et al. Filed on February 1, 2006 File No. 0-50467

Dear Ms. Ransom:

        On behalf of our client PL Capital Group (“PL Capital”), which consists of PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge Fund, LP; Financial Edge/Strategic Fund, LP; PL Capital/Focused Fund, LP; PL Capital Offshore, Ltd.; Goodbody/PL Capital, LP; PL Capital Advisors, LLC; Advance Capital Partners; Padco Management Corp.; Peter Cocoziello; Irving Smokler Revocable Trust; Irving Smokler; Carol Smokler; Richard Lashley; John Palmer; Daniel Spiegel; and Daniel Eliades (collectively, the “Participants”), set forth below are the Participants’ responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 10, 2006, with respect to the above-referenced preliminary proxy statement and form of proxy (collectively, the “Proxy Statement”) for use in conjunction with an annual meeting of stockholders of Synergy Financial Group, Inc. (“Synergy”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Participants’ responses (in regular type).

        As appropriate, the Participants’ have amended the Proxy Statement in response to these comments, and marked the documents to reflect changes to the original documents. On behalf of PL Capital, we are transmitting for filing pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended, the Participants’ Amendment No. 1 to the Proxy Statement (under the cover page required by Rule 14a-6(m) and Schedule 14A). In addition, under separate cover, the Participants are providing you a marked copy of the amendments showing the changes made and schedules setting forth certain supplemental information that you requested (the “Schedules”), to expedite your review.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Ms. Ransom
U.S. Securities and Exchange Commission
February 17, 2006

Schedule 14A

General

1.	We note that you have not included Archimedes Overseas Ltd. as a participant in your solicitation, notwithstanding the fact that you have included them as part of your group for purposes of complying with your Section 13 reporting obligations. Please revise to include them or advise us as to why you have excluded them.

Response: We excluded Archimedes Overseas Ltd. from the list of participants in the solicitation because Archimedes Overseas no longer beneficially owns securities of Synergy (it sold its last Synergy position in October 2005) and will not beneficially own securities of Synergy at any time during the solicitation. We had left Archimedes Overseas in the filing group for the Synergy Schedule 13D purposes since Archimedes Overseas was a member of the group when we initially filed the Synergy Schedule 13D. However, since Archimedes Overseas no longer beneficially owns securities of Synergy, we will amend the Synergy Schedule 13D to eliminate Archimedes Overseas as a party.

(1) Stock buybacks have been insufficient, page 2

2.	You indicate that “the Company’s management informed [you] they do not agree with the amount of stock buybacks [you] are proposing.” Please revise to elaborate upon why they do not agree, if you know, so as to provide shareholders with a balanced discussion as to the outcome of the discussion.

Response: Synergy’s management did not provide specific rationale to us as to why they disagree with the amount of buybacks we are proposing. Management did tell us that they supported buybacks, just not the amount we are proposing, which we have added to the cited section, as noted in the marked copy of the revised Proxy Statement. We respectfully submit that we would expect management to address in their proxy statement the reasons why PL Capital’s suggested $20 million stock buyback is not the proper course of action.

3.	Please provide support for your indication that “Synergy should have more than enough capital to fund its loan and deposit growth” in the third paragraph of this discussion. Provide quantifiable support, if possible.

Response: We respectfully submit that we believe the two paragraphs immediately following the section cited (both of which are copied below) support numerically why we believe “Synergy should have more than enough capital to fund its deposit and loan growth even with $20 million allocated to buybacks.” As noted, Synergy would still have sufficient capital (6.3%, which exceeds the 4% Tier I capital requirement set by the banking regulators) if Synergy maintained its historical level of deposit growth ($65 million per annum) and maintained our suggested loan to deposit ratio of 130% (which is above Synergy’s current loan to deposit ratio of 121%, which leaves room to expand loans even more than Synergy has in the past). This is true even if Synergy maintains its current level of investment securities and other assets ($240 million—which we don’t recommend). If Synergy needed to raise its equity capital level above 6.3%, it could shrink the level of investment securities, a move our nominees would support, as added to the revised Proxy Statement in response to Comment #7 below.

Ms. Ransom
U.S. Securities and Exchange Commission
February 17, 2006

The detail supporting the calculations and the numbers used are included in Schedule A of the Schedules. We have added a notation to the revised Proxy Statement that the projected 6.3% equity level at 12-31-07 exceeds the minimum 4% Tier I capital level required by regulations, as noted in the marked copy of the Proxy Statement.

From the Proxy Statement:

“We also believe that capital should only be retained (i.e. not used for buybacks) if it supports the Company’s loan growth, and then only if the loan growth is funded with deposits. We suggest a loan to deposit ratio of 130% as a limit. Our suggested maximum 130% loan to deposit ratio should not constrain Synergy’s ability to grow its loans since the actual ratio was only 121% at December 31, 2005. If Synergy’s recent deposit growth continues at the same historical rate ($67 million in 2005 and $65 million in 2004), we believe Synergy should have more than enough capital to fund its loan and deposit growth, even with $20 million allocated to stock buybacks.

For example, using our suggested formula (i.e. spending $20 million on buybacks, funding loan growth only with deposits and limiting the loan to deposit ratio to 130%) and assuming a continuation of Synergy’s historical deposit growth ($65 million per annum), at December 31, 2007 Synergy would have $736 million in deposits and $957 million in loans. Even if investment securities and other assets were maintained at their present level of approximately $240 million (which we do not recommend, we would recommend letting the investment securities run off without replacement), the resulting equity/assets ratio would still be approximately 6.3% (which exceeds the 4% minimum Tier I Capital level required by banking regulations).”

4.	On a supplemental basis, support the predictions you make relating to 1) Synergy’s stockholders equity if $20 million in buybacks were applied to the December 31, 2005 balance sheet, as you indicate in the second paragraph of this discussion, and 2) your predictions on Synergy’s deposit and loan growth, as you indicate in the fourth paragraph of this discussion. Where the support for your calculations appears in other documents, such as the company’s Form 10-Q or 10-Ks, provide copies of the relevant portions of the documents so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as financial statement line items and mathematical computations.

Ms. Ransom
U.S. Securities and Exchange Commission
February 17, 2006

Response: See Schedule A of the Schedules for supporting calculations and sources.

(2) Synergy’s return on assets and equity have been declining, page 2

5.	Please revise your discussion to explain what you mean when you refer to a “second step conversion,” which you indicate Synergy completed in January, 2004.

Response: We have added additional explanations clarifying what the "second step conversion" was. See the marked copy of the Proxy Statement.

6.	Consistent with comment 4 above, please provide support for the calculations you provide on page 3, both with respect to the chart reflecting percentages of ROA, ROE and NIM and the chart comparing Synergy’s performance to that of the entire thrift industry.

Response: See Schedule B of the Schedules for supporting calculations and sources. We respectfully submit that the data in the tables under the section entitled (2) Synergy’s return on assets and equity have been declining will be presented in the definitive Proxy Statement mailed to shareholders as charts not tables.

7.	Revise this discussion to advise shareholders as to the import of Synergy’s declining return on assets and equity. Specifically, how do your nominees intend to address this trend? This comment also applies to your discussion as it relates to excessive compensation of officers and directors below.

Response: We have added the additional explanations requested to both the section on “declining ROAs and ROEs” as well as “compensation.” See the marked copy of the Proxy Statement.

(3) Total compensation and benefits to officers and directors have been excessive relative to the net income of the Company, page 4

8.	Consistent with comment 4 above, please provide support for the calculations you provide on page 4 with respect to the chart reflecting total compensation and benefits to officers and directors.

Response: See Schedule C of the Schedules for supporting calculations and sources.

Ms. Ransom
U.S. Securities and Exchange Commission
February 17, 2006

9.	Please provide us with a copy of the study you refer to by Harvard Law School professor Lucian Bebchuk, at the bottom of page 5.

Response: While it may be a comparable reference point, we have deleted the reference to the cited study since the table we use includes the compensation and benefits of the entire board of directors and three executive officers, while the Harvard study only addressed the top five executive officers. We respectfully submit that we believe the proxy recipient can make up their own mind on whether the level of compensation versus net income is reasonable or not.

For your reference, a copy of the entire Harvard study and related stories can be found on the link to Professor Bebchuck on the Harvard Law School Program on Corporate Governance website (www.law.harvard.edu).

(4) Numerous aspects of the Company’s corporate governance undermine shareholder rights, page 6

10.	In view of the fact that some of these provisions might also be beneficial to shareholders, in that they inhibit the ability for third parties to acquire the company, provide balancing disclosure regarding the ramifications of removing these provisions, as you indicate you will pursue. Further, acknowledge, where applicable, that it would be the exception, rather than the norm, for a company to implement some of these provisions, such as the ability for shareholders to take action by written consent with less than unanimity.

Response: We have revised the Proxy Statement to provide the disclosure you requested. See the marked copy of the Proxy Statement.

Synergy’s management rebuffed our request for board representation, page 7

11.	Please disclose the basis for the statement that “management has an obligation to return capital to shareholders, regardless of whether it is accretive to short term earnings or not,” on page 7 and characterize this as your belief.

Response: We have revised the entire section, including deleting the section which included the cited reference. See the marked copy of the Proxy Statement.

12.	We note your indication that you do not find the Board’s concern about meeting fees to be persuasive “because each of the directors have [sic] received over $500,000 of value to date and the annual meeting fees and retainers paid to a new board member would only be approximately $25-30,000 per annum.” Please advise us as to how you arrived at these calculations. We note, for example, that the Company’s Form 10-K for the period ending December 31, 2004 indicates that the total compensation for last year was $229,200.

Ms. Ransom
U.S. Securities and Exchange Commission
February 17, 2006

Response: We have modified the cited reference to be more explanatory. See the marked copy of the Proxy Statement.

The source of the data supporting our calculations of the aggregage compensation and benefits data is the company’s proxy filings for 2004-2006, as detailed in Schedule C of the Schedules.

The $229,200 figure cited as coming from Synergy’s Form 10-K and proxy includes only the cash compensation for directors, but excludes the value of the stock benefit plans for directors, as detailed in Schedule C of the Schedules. Our tables include compensation and benefit plans. The itemized components and their supporting sources and calculations can be found in Schedule C of the Schedules.

We need your vote so the board can have new independent outside stockholder representation, page 8

13.	Clarify your reference to “independent” here as the existing members of the Board would appear to already satisfy the independence requirements of the listing standards of the NASD. Are you referring to these standards or additional standards of independence?

Response: We have deleted both instances of the word “independent”, as noted in the marked copy of the Proxy Statement.

PL Capital Group’s previous experience, page 10

14.	Please supplement this discussion to provide shareholders with a sense as to why the prior experience of PL Capital Group is relevant to this solicitation. Specifically, considering the nominees you are proposing to be elected do not appear to have any affiliation with PL Capital, it is not clear why you believe this information is necessary. Further, the transactions you have listed would seem to imply that your nominees are interested in pursuing a sale or other strategic alternative for the company. If that is the case, please revise to address your nominee’s intentions.

Response: We have deleted the entire section on PL Capital’s previous experience because we agree that the election of Mr. Eliades and Mr. Spiegel is the choice facing the shareholders. Niether Mr. Eliades or Mr. Speigel have any prior or current involvement in PL Capital or its related activities, except as a participant in this solicitation.

With regard to the nominees views on the potential sale of Synergy, we have added a paragraph on that subject to the end of the section entitled (2) Synergy’s return on assets and equity have been declining. See the marked copy of the Proxy Statement.

Ms. Ransom
U.S. Securities and Exchange Commission
February 17, 2006

How to Vote by Proxy, page 11

15.	We note your intent to use discretionary authority with respect to any other matters that properly come before the 2006 Annual Meeting. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. See Rule 14a-4(c). Please confirm your understanding.

Response: We confirm that it is our understanding that Rule 14a-4(c)(3) contemplates the use of discretionary authority by PL Capital only for matters unknown “a reasonable time before the solicitation,” as long as a “specific statement to that effect is made in the proxy statement or form of proxy.”

Solicitation of proxies; Expenses, page 13

16.	We note that you may employ various methods to solicit proxies including mail, telephone, telegram or personal solicitation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Response: We confirm that it is our understanding that all written solicitation materials, including any scripts used in phone or in person solicitations, will be filed under the cover of Schedule 14A.

Other Matters, page 16

17.	You refer shareholders to information that you are required to provide and is contained in the “Company’s proxy statement.” We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before Synergy distributes the information to security holders would be inappropriate. Therefore, please confirm your understanding that you may not disseminate your materials until Synergy has filed and mailed definitive proxy solicitation materials. Further, once Synergy’s proxy materials are available, consider whether it might be more helpful to readers to make specific references to the sections of their materials that you are directing them to read.

Response: We confirm that we will not disseminate our materials until Synergy has filed and mailed definitive proxy solicitation materials. Further, we will consider whether it might be helpful to readers to make specific references to sections of Synergy’s definitive proxy solicitation materials.

Ms. Ransom
U.S. Securities and Exchange Commission
February 17, 2006

Proxy Card

18.	We note that there appears to be language at the end of the first matter, election of directors, that is in draft form and should be removed. Please revise.

Response: We have revised or removed the cited draft language in the revised Proxy Statement.

19.	We note that the proxy statement and card of Synergy has been revised to reflect the solicitation of proxies for a third matter, to adjourn the meeting to solicit additional proxies. Please revise your proxy statement and card to include this matter.

Response: We have revised the Proxy Statement to incorporate the third matter (adjournment of the Annual Meeting) where applicable.

We also respectfully submit that Synergy’s proxy card is potentially misleading since it is unclear under what circumstances Synergy would seek a vote to adjourn its 2006 Annual Meeting. In Synergy’s proxy card the only reason given is “to solicit additional proxies, if necessary.” This implies that shareholders who vote for this proposal are giving Synergy the ability to exercise this authority whenever Synergy feels it “is necessary.” However, on page 5 of Synergy’s proxy Synergy cites only two specific circumstances which would trigger such a vote, as follows: “In the event there are not sufficient votes for a quorum or to ratify proposals at the time of the Meeting, the Board may move that the meeting be adjourned in order to permit the further solicitation of proxies, and a vote will then be taken on such motion to adjourn.” Our concern is that Synergy will adjourn the meeting even if there is a quorum present, if Synergy believes it’s candidates do not have more votes than Mr. Eliades and Mr. Spiegel. We respectfully submit that Synergy should clarify this in their proxy materials so it is clear to the shareholders whether the authority they are granting is for the specific circumstances cited or any circumstances Synergy deems necessary.

20.	Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please revise your proxy card to clarify and place this language in bold-face type as required by Rule 14a-4(b)(1).

Response: We have revised the proxy card as you requested. See the marked copy of the Proxy Statement.

Ms. Ransom
U.S. Securities and Exchange Commission
February 17, 2006

Definitive Additional Soliciting Materials Filed February 1, 2006

21.	Please be advised that this press release lacks the required participant information required pursuant to Item 4 of Schedule 14A. For future reference the filing persons must provide all of the information required by Rule 14a-12(a)(l)(i) in all soliciting materials. Also, the press release does not advise holders to read the proxy statement when it is available because it contains important information, pursuant to Rule 14a-12(a)(l)(ii). Please ensure your compliance with these provisions in the future.

Response: In future filings, we will ensure our compliance with the provisions you cited.

* * *

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596. As requested, each of the Participants will provide the requested “Tandy” statement. A form of the “Tandy” statement is attached hereto as Appendix A.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Enclosures

cc:	John Palmer (w/o enclosures) Richard Lashley (w/o enclosures) PL Capital Group Phillip M. Goldberg (w/o enclosures) Foley & Lardner LLP

Appendix A

[FORM OF "TANDY" STATEMENT]

February 17, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Synergy Financial Group, Inc. PREN 14A filed by Financial Edge Fund, LP, et al. Filed on February 1, 2006 File No. 0-50467 “Tandy”Statement

Ladies and Gentlemen:

        Each member of PL Capital Group, which consists of PL Capital, LLC; Goodbody/PL Capital, LLC; Financial Edge Fund, LP; Financial Edge/Strategic Fund, LP; PL Capital/Focused Fund, LP; PL Capital Offshore, Ltd.; Goodbody/PL Capital, LP; PL Capital Advisors, LLC; Advance Capital Partners; Padco Management Corp.; Peter Cocoziello; Irving Smokler Revocable Trust; Irving Smokler; Carol Smokler; Richard Lashley; John Palmer; Daniel Spiegel; and Daniel Eliades (each a “Filing Person”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced preliminary proxy statement and form of proxy (collectively, the “Proxy Statement”) for use in conjunction with an annual meeting of stockholders of Synergy Financial Group, Inc., hereby acknowledge that:

•	Each Filing Person is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

•	Each Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By:
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By:
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By:
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL ADVISORS, LLC
Investment Manager
By:
John Palmer	Richard Lashley
Managing Member	Managing Member
By:
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By:
John Palmer	Richard Lashley
Managing Member	Managing Member

ARCHIMEDES OVERSEAS LTD.
By: GOODBODY/PL CAPITAL, LLC
Investment Manager
By:
John Palmer	Richard Lashley
Managing Member	Managing Member

GOODBODY/PL CAPITAL, LLC
By:
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL ADVISORS, LLC
By:
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By:
John Palmer	Richard Lashley
Managing Member	Managing Member

ADVANCE CAPITAL PARTNERS, LLC
By: PADCO MANAGEMENT CORP.
Managing Member
By:
Peter Cocoziello
President

PADCO MANAGEMENT CORP.
By:
Peter Cocoziello
President

IRVING SMOKLER REVOCABLE LIVING TRUST DATED OCTOBER 1, 1990
By:
Irving Smokler, co-trustee
By:
Carol Smokler, co-trustee

By:
John Palmer

By:
Richard Lashley

By:
Irving Smokler

By:
Carol Smokler

By:
Peter Cocoziello

By:
Daniel P. Spiegel

By:
Daniel M. Eliades